UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building

9 Par-la-Ville Road

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐	No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 20, 2015, Golar LNG Partners LP (the “Partnership”), entered into a Bond Agreement (the “Bond Agreement”) with Nordic Trustee ASA, as bond trustee, in connection with its issuance of USD 150 million of senior unsecured bonds that mature in 2020.  A copy of the Bond Agreement is filed as Exhibit 99.1 to this Report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181094 AND 333-191909) OF THE REGISTRANT

ITEM 6—EXHIBITS

The following exhibit is filed as part of this Report:

99.1        Bond Agreement, dated May 20, 2015 between the Partnership and Nordic Trustee ASA, as trustee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: May 26, 2015	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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